Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

Name	State or Other Jurisdiction of Incorporation or Organization	Names Under Which Subsidiary Does Business

Fate Therapeutics (UK) Ltd.	United Kingdom	Fate Therapeutics (UK) Ltd.
Tfinity Therapeutics, Inc.	Delaware	Tfinity Therapeutics, Inc.
Fate Therapeutics B.V.	Netherlands	Fate Therapeutics B.V.
Senescea Therapeutics, Inc.	Delaware	Senescea Therapeutics, Inc.